UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-14837

Quicksilver Resources Inc. 401(k) Plan

(Full title of the plan)

Quicksilver Resources Inc.

777 West Rosedale, Suite 300

Fort Worth, Texas 76104

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Quicksilver Resources Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Fort Worth, Texas

June 29, 2006

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

INVESTMENTS AT FAIR VALUE	$13,044,802	$9,525,327

EMPLOYER CONTRIBUTIONS RECEIVABLE	774,110	283,000

INTEREST INCOME RECEIVABLE	7,067	1,835

TOTAL ASSETS	13,825,979	9,810,162

LIABILITIES – EXCESS CONTRIBUTIONS PAYABLE TO PARTICIPANTS	39,840	29,322

NET ASSETS AVAILABLE FOR BENEFITS	$13,786,139	$9,780,840

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$3,167,181	$2,410,056
Interest and dividend income	233,836	142,806
Employee contributions	1,074,256	852,350
Employer contributions	775,505	286,813
Rollover contributions	145,394	75,405

Total additions	5,396,172	3,767,430

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	1,341,838	271,875
Corrective distributions	39,840	29,322
Administrative expenses	9,195	7,925

Total deductions	1,390,873	309,122

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,005,299	3,458,308

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	9,780,840	6,322,532

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$13,786,139	$9,780,840

See notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 and 2004

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits – Benefits to participants are recorded when paid.

Expenses – Quicksilver Resources Inc. has elected to pay substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. Other expenses, including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ accounts.

Investments – Securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss, is allocated to the participants’ accounts. Fair value of common stock and mutual funds is based on quoted market prices. Investment transactions are accounted for as of the trade dates. Investments in the Quicksilver Resources Unitized Stock Fund (“Unitized Fund”) are indirect investments in common stock of Quicksilver Resources. The fair value of the Unitized Fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds. The Unitized Fund represented approximately 49% and 41% of the net assets available for benefits of the Plan as of December 31, 2005 and 2004, respectively. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest is accrued as earned. Participant loans are valued at amortized cost, which approximates fair value.

2.	DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The terms of the Plan are more fully described in the Plan document or the Plan’s summary plan description, which is available to each participant.

General – The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to reward long and loyal service to the employees of Quicksilver Resources and Mercury Exploration Company, a related party of Quicksilver Resources (collectively “the Company”), by providing to employees additional financial security at retirement. Incidental benefits are provided in the case of disability, death or other termination of employment. For the Plan years ended December 31, 2005 and 2004, the Plan’s trustee was Reliance Trust Company (“Reliance”).

Participation – Employees of the Company who are at least 21 years of age are eligible to make salary deferral contributions as of the first day of the month following three months of employment.

Contributions – Participants may contribute their compensation on a pretax basis up to the maximum amount allowed by the Internal Revenue Code and may direct their contributions among 15 investment options. Participant contributions are voluntary. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution to the Plan. Effective January 1, 2002, participants who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution. In 2005 and 2004, catch-up contributions were limited to $4,000 and $3,000, respectively.

Quicksilver Resources may make discretionary contributions to the Plan of an amount determined by its management and approved by its Compensation Committee of the Board of Directors. Mercury Exploration Company (“Mercury”) may also make discretionary contributions to the Plan. The Company’s discretionary contributions are allocated based upon compensation levels among participants eligible to share in the contribution for the Plan year. Participants are generally eligible to share in the discretionary contributions for a Plan year if they are at least 21 years of age, completed at least 1000 hours of service with the Company during the Plan year, and are still employed by the Company as of the last day of the Plan year. The Company made discretionary contributions of $774,110 and $286,813 for 2005 and 2004, respectively.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting – Participants become 20% vested in Company discretionary contributions after two years of vesting service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after six years of service or upon death, retirement, or disability while employed. Participant contributions and earnings thereon are fully vested at all times. A participant who terminates employment prior to being fully vested will forfeit the amount of nonvested Company discretionary contribution made on behalf of the participant and earnings thereon. There were no forfeitures of nonvested Company discretionary contributions allocated to participants’ accounts during 2005. Forfeitures of nonvested Company discretionary contributions allocated to participants’ accounts during 2004 were $23,120.

Participant Loans – Loans are available to all participants and are made at the sole discretion of the Plan Administrator. A participant may not request a loan for less than $1,000 and the amount of the participant’s loan may not be more than the lesser of (a) 50% of the participant’s vested balance, or (b) $50,000 less the excess of the highest outstanding loan balance in the previous 12 months over the participant’s current outstanding loan balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan. The interest rate is determined to be the prime interest rate plus 1%. Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan. Interest rates for current outstanding loans range from 5% to 11%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – Upon termination of service, an eligible participant’s vested account balance may be paid in a lump sum (or through installments, for required minimum distributions). Payment may be deferred until age 70-1/2 if the participant’s vested account balance is greater than $1,000.

Administrative Expenses – Quicksilver Resources has elected to pay substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. Other expenses,

including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ accounts.

3.	INVESTMENTS

The Plan currently offers indirect investments in Quicksilver Resources stock through the Unitized Fund, a money market fund, and 13 mutual funds as investment options. Participants may designate a percentage of contributions to be invested pursuant to each option. Invested funds of participants, including Company contributions, can be transferred between funds at the election of the participant, subject to certain limitations as defined in the Plan. The following table sets forth investments as of December 31, 2005 and 2004, respectively.

	2005	2004
Cash, non-interest bearing	$—	$32,703
AIM Growth Allocation Fund	154,796	5,057
AIM Conservative Allocation Fund	5,747	2,062
AIM Intermediate Government Fund	183,538	202,237
AIM Large Cap Basic Value Fund	348,030	297,469
AIM Large Cap Growth Fund	493,903	486,556
AIM Mid Cap Core Equity Fund	575,271	576,352
AIM Moderate Allocation Fund	239,089	303,675
AIM Money Market Fund*	1,540,968	1,059,588
AIM Small Cap Equity Fund	387,669	315,426
American Bond Fund of America	400,069	457,511
American EuroPacific Growth Fund	627,109	505,449
Columbia Large Cap Index Fund	364,898	390,569
Franklin Balance Sheet Investment Fund	547,489	619,511
Goldman Sachs Short Duration Government Fund	11,432	3,994
Quicksilver Resources Unitized Stock Fund*	6,744,270	4,002,734
Participant loans	420,524	264,434

	$13,044,802	$9,525,327

* Represents 5% or more of net assets available for plan benefits at December 31, 2005.

During the years ended December 31, 2005 and 2004, respectively, the fair value of the Plan’s investments appreciated (depreciated) as follows:

	2005	2004
Corporate and US Bond Funds	$(20,496)	$629
Equity Funds	154,841	263,574
Quicksilver Resources Unitized Stock	3,032,836	2,145,853

	$3,167,181	$2,410,056

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

5.	TAX STATUS

The Plan is an adoption of a prototype document that received a favorable opinion letter dated June 20, 2002 in which the Internal Revenue Service stated that the prototype document, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In December 2005, the Company amended and restated the Plan, effective as of January 1, 2001. The Company intends to submit a favorable determination letter request for the Plan to the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXCESS CONTRIBUTIONS AND DISTRIBUTIONS PAYABLE

As a result of the ADP/ACP Nondiscrimination and 402(g) Limit Refund Calculation tests completed by the Plan Administrator, there were Excess Contributions Payable to participants of $39,840 and $29,322 as of December 31, 2005 and 2004, respectively. There were no distributions payable to participants by the Plan at December 31, 2005. As of December 31, 2004, there was $22,451 included in net assets available for benefits for distributions payable to participants who requested a withdrawal from the Plan prior to the end of the year.

7.	SUBSEQUENT EVENTS

Effective January 1, 2006, the Board of Directors of Quicksilver Resources approved an amendment to the Plan to provide for a fully vested 100% matching employer contribution on up to 4% of participants’ contributions to the Plan. This amendment is intended to satisfy the Section 401(k) “safe harbor” rules, permitting the Plan to automatically comply with certain nondiscrimination requirements of Section 401 of the Code beginning in the 2007 plan year.

The amendment to the Plan also provides that Quicksilver Resources will make a fixed employer contribution of 3% of eligible compensation to the Plan each year for eligible Plan participants. Participants are generally eligible to share in the fixed employer contributions for a Plan year if they are at least 21 years of age, completed one year of service with Quicksilver Resources, including at least 1000 hours of service during the Plan year, and are still employed by Quicksilver Resources as of the last day of the Plan year.

Effective January 1, 2006, participants become 20% vested in discretionary contributions and fixed employer contributions provided by Quicksilver Resources after one year of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after five years of service or upon death, retirement, or disability while employed.

The terms of the Plan are more fully described in the Plan document and in the Plan’s summary plan description, which is available to each participant.

Effective as of December 31, 2005, employees of Mercury ceased to participate in the Plan. Effective January 1, 2006, Mercury adopted a separate 401(k) plan for its employees and subsequently transferred all Mercury employees’ account balances, in the amount of $1,082,745, to the Mercury 401(k) Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value

* Reliance Trust Company	Cash, non-interest bearing		$—

* Reliance Trust Company	AIM Growth Allocation Fund		154,796

* Reliance Trust Company	AIM Conservative Allocation Fund		5,747

* Reliance Trust Company	AIM Intermediate Government Fund		183,538

* Reliance Trust Company	AIM Large Cap Basic Value Fund		348,030

* Reliance Trust Company	AIM Large Cap Growth Fund		493,903

* Reliance Trust Company	AIM Mid Cap Core Equity Fund		575,271

* Reliance Trust Company	AIM Moderate Allocation Fund		239,089

* Reliance Trust Company	AIM Money Market Fund		1,540,968

* Reliance Trust Company	AIM Small Cap Equity Fund		387,669

* Reliance Trust Company	American Bond Fund of America		400,069

* Reliance Trust Company	American EuroPacific Growth Fund		627,109

* Reliance Trust Company	Columbia Large Cap Index Fund		364,898

* Reliance Trust Company	Franklin Balance Sheet Investment Fund		547,489

* Reliance Trust Company	Goldman Sachs Short Duration Government Fund		11,432

* Reliance Trust Company	Quicksilver Resources Unitized Stock Fund		6,744,270

	Participant loans with interest rates of 5.00% to 11.00%, and maturity dates from January 15, 2006 to July 31, 2034		420,524

			$13,044,802

*	Party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description

*23.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Administrative and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2006

401(k) Plan Administrative and Investment Committee

By:	/s/ Anne D. Self
Anne D. Self, Chairman of the 401(k) Plan Administrative and Investment Committee